Consent of Independent Registered Public Accounting Firm	Exhibit 23.2

We consent to the incorporation by reference in Registration Statement No. 333-177681 on Form S-8 of our report dated February 28, 2011 except for Notes 1, 9 & 18 and the consolidated financial statement schedule as to which the date is May 13, 2011, and except for the Consolidated Statement of Comprehensive Income and Notes 21 & 22 as to which the date is February 22, 2012, with respect to the consolidated balance sheet of NBC Universal, Inc. as of December 31, 2010 (predecessor), and the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for each of the years in the two-year period ended December, 2010 (predecessor), appearing in the 2011 Annual Report on Form 10-K of NBCUniversal Media, LLC.

/s/ KPMG LLP
New York, New York
February 22, 2012